UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

AdvancePierre Foods Holdings, Inc.

(Name of Subject Company)

AdvancePierre Foods Holdings, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00782L107

(CUSIP Number of Class of Securities)

Michael B. Sims

Senior Vice President, Chief Financial Officer and Treasurer

9987 Carver Road

Blue Ash, Ohio 45242

(800) 969-2747

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a Copy to

Jeffrey H. Cohen

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California 90071

(213) 687-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of AdvancePierre Foods Holdings, Inc., a Delaware corporation (the “Company”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2017 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by DVB Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Tyson Foods, Inc., a Delaware corporation, to purchase all of the shares of Company Common Stock, par value $0.01 per share, issued and outstanding (the “Shares”) at a purchase price per Share of $40.25, net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed with the SEC on May 9, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). The Offer to Purchase and the Letter of Transmittal are incorporated by reference and filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9. The Offer is described in a Tender Offer Statement on Schedule TO, filed with the SEC on May 9, 2017.

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting at the end of the section entitled “Regulatory Approvals” the paragraph set forth below.

As of 11:59 p.m., New York City time, on May 22, 2017, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ADVANCEPIERRE FOODS HOLDINGS, INC.

By:	/s/ Christopher D. Sliva
Name: Christopher D. Sliva
Title: President and Chief Executive Officer

Dated: May 23, 2017